FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549


                            REPORT OF FOREIGN ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                           For the month of May, 2004


                                  UNILEVER N.V.
                  ---------------------------------------------
                 (Translation of registrant's name into English)


      WEENA 455, 3013 AL, P.O. BOX 760, 3000 DK, ROTTERDAM, THE NETHERLANDS
      ---------------------------------------------------------------------
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                           Form 20-F _X_ Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________

  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                Yes ___   No _X_

       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______

The press release attached hereto as Exhibit 99 is incorporated herein by reference.



CAUTIONARY STATEMENT

     This Report on Form 6-K may contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as "expects", "anticipates", "intends" and other similar expressions of future performance or results are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting Unilever. Because of the risks and uncertainties that always exist in any operating environment or business, Unilever cannot give any assurance that the expectations expressed in these statements will prove correct. Actual results may differ materially from those included in these statements due to a variety of factors, including, among others, competitive pricing and activities, consumption levels, costs, the ability to maintain and manage key customer relationships and supply chain sources, currency values, interest rates, the ability to integrate acquisitions and complete planned divestitures, physical risks, environmental risks, the ability to manage regulatory, tax and legal matters and resolve pending matters within current estimates, legislative, fiscal and regulatory developments, and political, economic and social conditions in the geographic markets where Unilever operates. Unilever undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise, and you are cautioned not to place undue reliance on these forward-looking statements. Further details of potential risks and uncertainties affecting Unilever are described in Unilever's filings with the Securities and Exchange Commission, including the Annual Report and Accounts on Form 20-F.

                                   SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          UNILEVER N. V.

                                          /S/  A. BURGMANS
                                          ----------------
                                          By   A. BURGMANS
                                               CHAIRMAN



                                          /S/  J. A. A. VAN DER BIJL
                                          --------------------------
                                          By   J. A. A. VAN DER BIJL
                                               SECRETARY





Dated:  May 13, 2004

                                  EXHIBIT INDEX
                                  -------------

EXHIBIT NUMBER                    EXHIBIT DESCRIPTION

99 Press release dated May 12, 2004, "Unilever Shareholders Elect Non-Executive Directors for First Time""